REEVES TELECOM LIMITED PARTNERSHIP

June 23, 2006

**Important information regarding your investment in partnership units**

Dear Reeves Telecom Unit Holder:

We recently became aware that Peachtree Partners (“Peachtree”) has commenced a tender offer (the “Peachtree Offer”) to purchase up to 4.9% of the outstanding limited partnership units (“Units”) of Reeves Telecom Limited Partnership (the “Partnership”) at a cash purchase price of $2.00 per Unit, less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006, on the terms and subject to the conditions set forth in an offer to purchase dated June 14, 2006 (the “Peachtree Offer to Purchase”). The Peachtree Offer expires on August 11, 2006, unless extended. To the best knowledge of the Partnership and its general partner, Peachtree and its principals are not associated in any way with the Partnership or its general partner except for the fact that one of the principals of Peachtree owns Units in the Partnership.

As you may already be aware, Reeves Telecom Acquisition Corp. (“RTAC”) commenced a tender offer to acquire any and all Units of the Partnership at a cash purchase price of $1.50 per Unit on the terms and subject to the conditions set forth in an offer to purchase dated June 14, 2006 (the “RTAC Offer”). The RTAC Offer expires on July 14, 2006, unless extended. The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., all of the shares of which are held in trust for the benefit of Mr. Grace. Therefore, RTAC may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Partnership and its general partner. The RTAC offer documents state that “Mr. Grace believes that the Units have a long-term value such that [RTAC] may realize a significant profit from distributions and/or upon the eventual sale of the Units at a price greater than $1.50 per Unit or the liquidation of the Partnership with proceeds to Unit holders of greater than $1.50 per Unit. [RTAC] does not represent that $1.50 per Unit is the fair market price of the Units and believes that over time, [RTAC] will realize more than $1.50 per Unit.”

The Exchange Act and the rules adopted thereunder require that the Partnership inform you of its position on any tender offer for Units. Earlier this month, in filings with the Securities and Exchange Commission (the “SEC”) and in press releases, the Partnership set forth its position on the RTAC Offer. Because the RTAC Offer is made by an affiliate of the Partnership and its general partner, neither the Partnership nor its general partner are able to make any recommendation to you as to whether you should tender or refrain from tendering your Units under the RTAC Offer. Because the Peachtree Offer competes with the RTAC Offer, the Partnership and its general partner have a conflict of interest and are not able to make any recommendation to you as to whether you should tender or refrain from tendering your Units under the Peachtree Offer. You must make your own decision as to whether or not to tender Units under the RTAC Offer, the Peachtree Offer or not at all, and, if you do tender to either, how many Units to tender. You should consult your own investment and tax advisers when making this decision.

The Peachtree Offer is a “Mini-Tender Offer.” Mini-Tenders Offers are tender offers which will result in the offeror beneficially owning, after completion of the Mini-Tender Offer, less than 5% of the outstanding securities of a particular issuer. Mini-Tender Offers are not subject to many of the tender offer rules promulgated by the SEC which provide for certain disclosures and protect holders to whom a tender offer is made. This has led to abuses that have caused the SEC to issue “Tips for Investors” in Mini-Tender Offers. You are encouraged to read this advice in its entirety at www.sec.gov/investor/pubs/minitend.htm.

The Partnership believes that you should be aware of certain factors concerning the Peachtree Offer when making your decision whether to tender Units to Peachtree, to RTAC, or not at all. In particular, although we are not expressing an opinion with respect to the RTAC Offer or the Peachtree Offer, the Partnership and its general partner believe you should consider the matters set forth on the attached table that compares the two offers.

The Peachtree Offer to Purchase states that “[i]n 2003, Mr. Gaines [one of the principals of Peachtree] entered into consent with the SEC enjoining him from offering, making or engaging in mini-tenders for a public company’s equity securities. This consent specifies that it does not pertain to offers to purchase limited partnership interests such as this. The full text of the consent and final judgment is available at (www.sec.gov).” The Partnership and its general partner believe you should be aware of the following information regarding SEC actions against Peachtree and Mr. Gaines.

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The matter referred to in the Peachtree Offer to Purchase was an action brought by the SEC that resulted in an “Agreed Final Judgment” entered in the U.S. District Court for the District of Arizona against Mr. Gaines and two entities he controlled. In such action, Mr. Gaines consented to the entry of the judgment, without admitting or denying the SEC’s allegations. The SEC complaint alleged, among other matters, that when Mr. Gaines and the entities he controlled made Mini-Tender Offers for shares of publicly-traded companies, he misled shareholders by not disclosing that: (1) he reserved sole discretion to modify his offers, including the offer price and the offer period; (2) he could terminate his offers without notice, regardless of how many shareholders had tendered shares; and (3) he did not have sufficient cash on hand to buy the shares tendered to him if he received all of the number of shares he offered to purchase in his mini-tenders. See SEC Litigation Release No. 17703 at www.sec.gov/litigation/litreleases/lr17703.htm and the complaint at www.sec.gov/litigation/complaints/comp17703.htm. In the judgment, Mr. Gaines was permanently enjoined from violating certain sections of the Exchange Act, including Section 14(e), which prohibits, in connection with any tender offer (including a Mini-Tender Offer), (i) making any untrue statements of material fact, or omitting to state material facts necessary to make the statements made, in light of the circumstances in which they were made, not misleading; or (ii) engaging in fraudulent, deceptive or manipulative acts or practices. He was also permanently enjoined from making any Mini-Tender Offers for any public companies, other than limited partnerships. See SEC Litigation Release No. 18535 at www.sec.gov/litigation/litreleases/lr18535.htm.

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On August 19, 1999, the SEC issued administrative orders (1) finding that Peachtree Partners violated Section 14(d) of the Exchange Act and the SEC’s tender offer rules in connection with tender offers which were not Mini-Tender Offers and ordering it to cease and desist from committing or causing any violation and any future violations of Section 14(d) and the SEC’s tender offer rules; and (2) finding that IG Holdings, Inc., an entity controlled by Mr. Gaines, violated the anti-fraud provisions of Section 14(e) of the Exchange Act in connection with Mini-Tender Offers and ordering it to cease and desist from committing or causing any violation and any future violations of Section 14(e). See www.sec.gov/litigation/admin/34-41760.htm and www.sec.gov/litigation/admin/34-41759.htm.

The Partnership recommends that you carefully review the documents relating to the Peachtree Offer and the RTAC Offer (the documents relating to the RTAC Offer may be obtained from the SEC’s website at www.sec.gov), particularly with respect to certain information regarding the potential value of your Units, and the information set forth in this letter and the enclosed table. Also, we recommend that you review information concerning the Partnership in its Forms 10-K, 10-Q and 8-K, which are also available at www.sec.gov.

If you have already tendered your Units under the Peachtree Offer and wish to withdraw your tender of Units, you must do so within 15 days from the postmark of your acceptance of the Peachtree Offer. You may send a written notice of withdrawal to Peachtree by fax to (602) 870-9122, stating (1) your name, (2) your address, (3) your Social Security Number or tax ID number, and (4) the number of Units you wish to withdraw, in each case exactly as you wrote in the “Assignment Form and Limited Power of Attorney” that you sent to Peachtree.

If you have already tendered your Units under the RTAC Offer and wish to withdraw your tender of Units, you must do so prior to the expiration of the RTAC Offer, including any extension. Please refer to the RTAC Offer to Purchase dated June 14, 2006 for instructions on how to timely file a notice of withdrawal.

Sincerely yours,

REEVES TELECOM LIMITED PARTNERSHIP

COMPARISON OF THE OUTSTANDING TENDER OFFERS FOR UNITS OF REEVES TELECOM LIMITED PARTNERSHIP
Offeror	Peachtree Partners (“Peachtree”)	Reeves Telecom Acquisition Corp. (“RTAC”)
Date of Offer	June 14, 2006	June 14, 2006
Expiration Date	August 11, 2006, unless extended.	July 14, 2006, unless extended.
Purchase Price	Cash equal to $2.00 per Unit, less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006.	Cash equal to $1.50 per Unit net to the seller. There is no administrative fee and no deduction for any distributions made after June 14, 2006.
Note: If Peachtree purchases from you less than 100 Units, the $50.00 administrative fee charged by Peachtree will reduce the per Unit amount you will actually receive to less than $1.50 per Unit. The Partnership currently has no plans to make a distribution to Unit holders.

Number of Units to be Purchased Under the Offer
The Peachtree Offer to Purchase states that Peachtree “will not purchase more than 4.9% of the 1,811,562 outstanding Shares, including those we already own.” According to the Partnership’s records, Mr. Ira Gaines, one of the principals of Peachtree, personally owns 29,200 Units. Therefore, based upon Peachtree’s Offer to Purchase and applicable Federal securities laws relating to Mini-Tender Offers, Peachtree may not acquire more than 61,378 Units, or less than 3½% of the total number of Units outstanding.
RTAC will purchase any and all Units validly tendered and not withdrawn at $1.50 per Unit. Therefore, RTAC may acquire up to 100% of the total number of Units outstanding.
Note: As of May 31, 2006, there were 1,811,562 Units outstanding, including 67,029 shares of common stock of Reeves Telecom Corporation, the Partnership’s predecessor, that have not been exchanged for Units on a 1-for-1 basis. Both Peachtree and RTAC will purchase such unexchanged shares on the same basis as Units.

Manner of Purchasing Units
The Peachtree Offer to Purchase does not disclose the manner in which Peachtree will purchase Units if more than 61,378 Units are validly tendered and not withdrawn. Peachtree may elect to purchase Units on a first-come, first-served basis, or pro rata from among all Units tendered, or on some other basis that may or may not be fair to Unit holders who tender Units under the Peachtree Offer.
RTAC will purchase any and all Units validly tendered and not withdrawn at $1.50 net per Unit.
Note: If you tender any or all of your Units under the Peachtree Offer, you can have no assurance that Peachtree will, in fact, (a) purchase any of your Units; (b) purchase at least 100 of your Units so that you will receive from Peachtree at least $1.50 net per Unit after deduction of the $50.00 administrative fee; or (c) purchase Units in a manner that does not discriminate against holders of a large number of Units in order to increase the amount of the administrative fees collected.

COMPARISON OF THE OUTSTANDING TENDER OFFERS FOR UNITS OF REEVES TELECOM LIMITED PARTNERSHIP (Continued from other side)
Offeror	Peachtree Partners (“Peachtree”)	Reeves Telecom Acquisition Corp. (“RTAC”)
Right to Amend or Extend the Offer
The Peachtree Offer is a Mini-Tender Offer and, therefore, is not subject to the SEC’s tender offer rules. Accordingly, Peachtree may amend, extend, or terminate the Peachtree Offer at any time, for any reason whatsoever, in Peachtree’s sole discretion and only in limited circumstances must it extend the expiration of its offer following an amendment.

The RTAC Offer is subject to the SEC’s tender offer rules. Accordingly, if RTAC extends or materially amends its offer within 10 business days of the expiration date of the RTAC Offer, the expiration date must be extended 10 business days following such amendment or extension.

Note: Examples of amendments to an offer include, among others, an increase or decrease in the purchase price per Unit, a change in the number of Units to be purchased, or a change in the conditions of the offer.

Withdrawal Rights	You have the right to withdraw the tender of your Units at any time within 15 days from the postmark of your acceptance of the Peachtree Offer.	You have the right to withdraw the tender of your Units at any time prior to the expiration of the RTAC Offer, including any extension.
Note: If you have tendered Units under the Peachtree Offer, the time in which you have the right to withdraw the tender of your Units does not change even if Peachtree were to amend or extend its offer. If Peachtree elects not to purchase all of the Units you tendered under the Peachtree Offer, you will have to wait until the unpurchased Units are returned to you to tender those Units in the RTAC Offer, which may be after expiration of the RTAC Offer if it is not extended or any other tender offer that may be made in the future.

Unpurchased Units
Peachtree is limited to purchasing a maximum of 61,378 Units under the Peachtree Offer. If more than that number of Units is tendered under the Peachtree Offer and you have tendered Units under the Peachtree Offer, Peachtree may not purchase all of your tendered Units. Peachtree is not obligated to inform you of how many of your Units it has purchased or return unpurchased Units to you until after August 14, 2006 or any date to which the Peachtree Offer is extended.
RTAC will purchase any and all Units validly tendered under the RTAC Offer by July 14, 2006 (unless the RTAC Offer is extended in the sole discretion of RTAC) and not withdrawn.
Note: You cannot, under the SEC’s tender offer rules, tender your Units under the Peachtree Offer and at the same time tender those same Units under the RTAC Offer, though you may tender some Units under the Peachtree Offer and other Units under the RTAC Offer. Therefore, if you tender some or all of your Units to Peachtree, by the time Peachtree returns unpurchased Units to you, it may be too late to tender those Units to RTAC for purchase under the RTAC Offer or any other tender offer that may be made in the future. The result of a purchase of less than all of the Units you tender to Peachtree may be that you will receive an aggregate amount that is less than $1.50 per Unit for all of the Units you tendered to Peachtree, although you will be entitled to distributions on, and be able to otherwise sell in the future, Units that are returned to you.

The information set forth in this table is believed to be accurate as of June 23, 2006 and is qualified in its entirety by the more detailed information set forth in Peachtree’s Offer to Purchase dated June 14, 2006 and RTAC’s Offer to Purchase dated June 14, 2006 and related Letter of Transmittal.